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SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.
20549

APPLICATION FOR WITHDRAWAL FROM LISTING OF SECURITIES PURSUANT
TO SECTION 12(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-13123

METALS USA, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State of incorporation or organization)	76-0533626 (I.R.S. Employer Identification No.)
One Riverway, Suite 1100 Houston, Texas (Address of principal executive offices)	77056 (Zip Code)

Registrant's telephone number, including area code: (713) 965-0990

Securities to be withdrawn pursuant to Section 12(d) of the Act:

Title of each class to be so withdrawn Common Stock, $0.01 par value Warrants to purchase common stock	Name of each exchange on which each class is to be withdrawn American Stock Exchange

        Metals USA, Inc., a Delaware corporation (the "Company"), hereby makes application pursuant to Section 12(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 12d2-2(d) and (e) promulgated thereunder to withdraw its common stock, $0.01 par value (the "Common Stock") and the Warrants to purchase Common Stock, from listing and registration on the American Stock Exchange.

        The Company intends to withdraw the Company's common stock from listing on the American Stock Exchange and to list such securities on the National Association of Securities Dealers ("NASDAQ") national markets quotation system. The Company believes this change will afford investors greater liquidity for security trades.

        The Registrant has met the requirements of Rule 18 of the American Stock Exchange by complying with all applicable laws in effect in the State of Delaware, in which it is incorporated, and by filing with the Exchange written notice of its intention to voluntarily withdraw its securities from listing and registration as set forth in Exhibit A to this Application.

        The Company hereby requests that the Commission's order granting this application be effective as soon as possible.

        This Application relates solely to the withdrawal from listing of the Registrant's common stock from the American Stock Exchange and shall have no effect upon the continued listing of such common stock on the NASDAQ national markets quotation system.

        By reason of Section 12 (g) of the Securities Exchange Act of 1934 and the rules and regulations of the Securities and Exchange Commission thereunder, the Company shall continue to be obligated to file reports under Section 13 of the Act with the Securities and Exchange Commission.

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.

DATED: March 5, 2004	By:	/s/ TERRY FREEMAN Terry L. Freeman Sr. Vice President and Chief Financial Officer

Exhibit A

[METALS USA LOGO]

February 27, 2004

VIA FACSIMILE: (212) 306-5359
AND FEDERAL EXPRESS

Mr. Theon A. Alleyne
American Stock Exchange
86 Trinity Place
New York, New York 10066

Mr. Alleyne:

This letter is to inform you and other interested parties at the American Stock Exchange of our company's desire to withdraw the trading of our common stock and warrants from the American Stock Exchange to the NASDAQ national markets system effective with the opening of trading on Monday, March 8, 2004.

I want to thank you and all of the employees of the American Stock Exchange for the support and assistance you have provided our company over the past year.

If you have any questions regarding this letter, please contact me directly at 713-585-6405.

Very truly yours,

Terry L. Freeman
Senior Vice President and
Chief Financial Officer

CC: Paul Brown, Kellogg Capital Group, L.L.C.

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SIGNATURE